EMPLOYMENT AGREEMENT

     THIS EMPLOYMENT AGREEMENT (“Agreement”), effective April 23, 2018 (“Effective Date”), is made between Trillium Therapeutics USA Inc., a Delaware corporation (“Employer” or the “Company”), and Dr. Yaping Shou (“Employee”). Employee and the Company are sometimes referred to herein as the “Parties.”

RECITALS

     A. Employer is an immuno-oncology company in the business of discovering and developing cancer therapies.

     B. Employer desires to obtain the services of Employee as its Chief Medical Officer, in which capacity Employee has access to Employer’s Confidential Information (as hereinafter defined), and to obtain assurance that Employee will protect Employer’s Confidential Information and will not solicit its other employees during the term of employment and for a reasonable period of time after termination of employment pursuant to this Agreement, and Employee is willing to agree to these terms.

     C. Employee desires to be assured of the salary, bonus opportunity and other benefits in this Agreement and, as additional consideration, to obtain the stock options that Employer is willing to grant.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants in this Agreement, and other good and valuable consideration, the parties agree as follows:

     1. Employment. Employer hereby employs Employee, and Employee agrees to be employed as its Chief Medical Officer. Employee will report to Dr. Niclas Stiernholm, the President and Chief Executive Officer of Employer. Employee will devote full time and attention to the Employees duties. Employee will comply with all rules, policies and procedures of Employer as modified from time to time. Employee will perform all of Employee’s responsibilities in compliance with all applicable laws and will ensure that the operations that Employee manages are in compliance with all applicable laws. During Employee’s employment, Employee will not engage in any other business activity which, in the reasonable judgment of Employer, conflicts with the duties of Employee under this Agreement, whether or not such activity is pursued for gain, profit or other pecuniary advantage. Employee will work primarily from her home office, located at 293 Sargent Road, Boxborough, MA, 01719. Employee understands that regardless of her remote workplace, Employee is required to follow all Employer policies in the course of performing her work and to ensure that the home office is maintained as a safe and professional environment, including the ability to protect the confidentiality of the Company’s Confidential Information. Employee is expected and agrees to work two (2) to three (3) days every other week from Employer’s office in Mississauga, Canada, the cost of which shall be borne by the Employer. Notwithstanding the foregoing, the Employer acknowledges its’ intent to establish a Massachusetts office in the foreseeable future. Employee’s obligation to travel to Employer’s Canada office, as aforesaid, shall be reviewed annually.

     2. Term of Employment. The term of employment (“Term”) will not be for a definite period, but rather continue indefinitely until terminated in accordance with the terms and conditions of this Agreement.

     3. Compensation and Stock Options. For the duration of Employee’s employment under this Agreement, the Employee will be entitled to compensation which will be computed and paid pursuant to the following subparagraphs.

               3.1 Base Salary. Employer will pay to Employee a base salary (“Base Salary”) at an annual rate of four hundred thousand US dollars (US $400,000), payable in such installments (but in no event less than monthly), subject to withholdings and deductions as required or permitted by law. Employee’s Base Salary will be reviewed annually by the Employer and may be adjusted in the sole discretion of Employer based on such review, but will not be reduced by Employer unless a material adverse change in the financial condition or operations of Employer has occurred.

                3.2 Incentive Bonus. Employee will participate in Employer’s annual incentive bonus plan under which Employee may earn an annual incentive bonus. The terms of the annual incentive bonus plan, including the criteria upon which Employee can earn the maximum bonus, will be determined annually by Employer’s Board of Directors or its President if so delegated. Employee may earn an annual incentive of up to thirty-five percent (35%) of Employee’s then Base Salary, based on criteria set by Employer’s Board of Directors, and within Employer’s discretion. Employee may also participate in other bonus or incentive plans adopted by Employer that are applicable to Employee’s position, as they may be changed from time to time, but nothing herein shall require the adoption or maintenance of any such plan.

               3.3 Incentive Stock Options. Upon approval by Employer’s Board of Directors, Employee will be eligible for a grant of 200,000 stock options on the first business day of the first month following Employee’s start date. The stock options will vest over four (4) years, with 1/4th of the options vesting after a year following the date of grant, and thereafter in equal monthly installments. In the event that the Company terminates Employee’s employment due to a to a Change of Control, such termination shall be deemed to constitute termination without Cause, and all of the Employee’s options (subject to any performance conditions and all other conditions of the operative Stock Option Plan), will vest immediately prior to the termination date. Such vested options may be exercised until the earlier of a) 120 days following the date of expiry of the notice period in connection with such termination (or, if there is no such notice period, 120 days following the actual termination date); or (b) the normal expiry date of the option rights. Upon the expiration of such period, all unexercised option rights of Employee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to Employee under the Stock Option Plan. For the purposes of this Agreement "Change of Control" shall mean any one or a combination of:

               (i) any transaction at any time and by whatever means pursuant to which (A) Trillium Therapeutics Inc. (hereinafter, the “Corporation”) goes out of existence by any means, except for any corporate transaction or reorganization in which the proportionate voting power among holders of securities of the entity resulting from such corporate transaction or reorganization is substantially the same as the proportionate voting power of such holders of Corporation voting securities immediately prior to such corporate transaction or reorganization or (B) any person or any group of two or more persons acting jointly or in concert ( other than the Corporation, a wholly-owned subsidiary (as defined in the Securities Act (Ontario)) of the Corporation, an employee benefit plan of the Corporation or of any of its wholly-owned subsidiaries, including the trustee of any such plan acting as trustee) hereafter acquires the direct or indirect "beneficial ownership" (as defined by the Business Corporations Act (Ontario)) of, or acquires the right to exercise control or direction over, securities of the Corporation representing 50% or more of the Corporation's then issued and outstanding securities in any manner whatsoever, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

               (ii) the sale, assignment or other transfer of all or substantially all of the assets of the Corporation to a person other than a wholly-owned subsidiary of the Corporation;

               (iii) the dissolution or liquidation of the Corporation except in connection with the distribution of assets of the Corporation to one or more persons which were wholly-owned subsidiaries of the Corporation immediately prior to such event;

               (iv) the occurrence of a transaction requiring approval of the Corporation's shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, arrangement or otherwise by any other person (other than a short form amalgamation or exchange of securities with a wholly-owned Subsidiary of the Corporation); or

the Board of Directors passes a resolution to the effect that, for the purposes of some or all of the option agreements issued under the applicable Stock Option Plan, an event set forth in (i), (ii), (iii) or (iv) above has occurred.

               3.4 Signing Bonus. Employee shall receive a one-time signing bonus in an amount of Fifty Thousand Dollars ($50,000), less withholdings, on the first payroll following Employee’s start date. In the event that Employee voluntarily terminates her employment with the Company before the end of the first year of employment, Employee agrees to repay the Company 100% of the bonus by personal check or other negotiable instrument within 30 days of the termination date. Employee’s voluntary termination due to material reduction in salary shall not be a basis for Employee to repay any portion of said signing bonus.

                3.5 Retention Bonus. In addition to the compensation set forth elsewhere in this Agreement, the Company will provide Employee with a retention bonus (“Retention Bonus”) in the gross amount of $150,000. The Retention Bonus shall be payable as follows: $50,000 to be paid on the twelve (12) month anniversary of Employee’s start date; $50,000 to be paid on the eighteen (18) month anniversary of Employee’s start date; and $50,000 to be paid on the twenty-four (24) month anniversary of Employee’s start date. Employee must remain actively employed as of each payout date in order to earn and receive the Retention Bonus payment. The Retention Bonus payments made under this Agreement are subject to regular tax withholdings and other authorized deductions.

     4. Other Benefits.

               4.1 Vacations, Holidays and Expenses. For the duration of Employee’s employment hereunder, Employee will be provided four weeks of paid vacation. Employer will reimburse Employee in accordance with company policies and procedures for reasonable expenses necessarily incurred in the performance of duties hereunder against appropriate receipts and vouchers indicating the specific business purpose for each such expenditure.

               4.2 Health and Welfare Benefits. Until such time as the Employer offers health and welfare benefits to its U.S. employees, Executive’s monthly salary will be increased by $2000, less withholdings, or alternatively, Employer will pay up to $2,000 per month directly to the Executive’s health plan provider, as directed by the Employee. Employee hereby acknowledges that he will not be eligible participate in any group health, welfare, life insurance or other plans maintained by the Parent Company.

               4.3 Right of Set-off. By accepting this Agreement, Employee consents to a deduction from any amounts Employer owes Employee from time to time (including amounts owed to Employee as wages or other compensation, fringe benefits, or vacation pay, as well as any other amounts owed to Employee by Employer), to the extent of the amounts Employee owes to Employer. Whether or not Employer elects to make any setoff in whole or in part, if Employer does not recover by means of set-off the full amount Employee owes it, calculated as set forth above, Employee agrees to pay immediately upon Employer’s demand, the unpaid balance to Employer.

     5. Termination Or Discharge By Employer.

               5.1 For Cause. Employer will have the right to immediately terminate Employee’s services and this Agreement for Cause. “Cause” means the Employer’s reasonable belief that any of the following has occurred: any breach of this Agreement by Employee, including, without limitation, breach of Employee’s covenants in Sections 7, 8, 9 and 10; any failure to competently perform assigned job responsibilities as determined by Employer in its sole reasonable discretion; commission of a felony or misdemeanor or failure to contest prosecution for a felony or misdemeanor; the Employer’s reasonable belief that Employee engaged in a violation of any statute, rule or regulation, any of which in the judgment of Employer is harmful to the Business or to Employer’s reputation; the Employer’s reasonable belief that Employee engaged in unethical practices, dishonesty or disloyalty; Upon termination of Employee’s employment hereunder for Cause, Employee will have no rights to any unvested benefits or any other compensation or payments after the termination.

               5.2 Without Cause. Employer may terminate Employee’s employment under this Agreement without Cause and without advance notice; provided, however, that Employer will continue to pay, as severance pay, Employee’s Base Salary at the rate in effect on the termination date through the date that is six (6) months from the termination date. Employee shall only be entitled to such severance pay if Employee signs (and then Employee does not rescind, as may be permitted by law) a general release of claims in favor of Employer in a form acceptable to Employer, provided, however, that such release of claims shall only require Employee to release Employer from claims relating directly to Employee’s employment and the termination thereof, and shall not require Employee to release claims relating to vested employee benefits or relating to other matters, including, but not limited to, claims relating to her status as a shareholder of the Company. Such payments will be at usual and customary pay intervals of Employer and will be subject to all appropriate deductions and withholdings. Upon termination, Employee will have no rights to any unvested benefits or any other compensation or payments except as stated in this paragraph and in Section 3.3, other than forgiveness of any signing bonus, as per Section 3.4 above, and a pro-rated portion of the incentive bonus required to be paid to the Employee pursuant to Section 3.2 above for any fiscal year of the Employer that ends on or before the Date of Termination to the extent not previously paid (unpaid bonus). The employee is entitled to reimbursement for a continuation of the health and welfare benefits pursuant to Section 4.2 in substantially the same manner and amount to which the Employee was entitled on the date of termination of employment until six (6) months after termination of Employee’s employment by Employer. A material reduction in salary may, at Employee’s option, be deemed a termination without cause.

               5.3 Death or Disability. Employee’s employment shall terminate automatically upon Employee’s death during the Employment Period. Either Employer or Employee may terminate Employee’s employment in the event of Employee’s Disability during the Employment Period. If Employer determines in good faith that the Disability of Employee has occurred during the Employment Period (pursuant to the definition of Disability set forth below), it shall give to Employee a written notice of its intention to terminate Employee’s employment. In such event, Employee’s employment with Employer shall terminate effective on the 30th day after receipt of such notice by Employee (the Disability Effective Date), provided that, within the 30 days after such receipt, Employee shall not have returned to full-time performance of Employee’s duties. For purposes of this Agreement, “disability” means the inability of Employee, whether due to accident, sickness or otherwise, as determined by a medical doctor acceptable to the Board of Director of Employer and confirmed in writing by such doctor, to perform the essential functions of Employee’s position under this Agreement, with or without reasonable accommodation (provided that no accommodation that imposes undue hardship on Employer will be required) for an aggregate of ninety (90) days during any period of one hundred eighty (180) consecutive days, or such longer period as may be required under disability law. Upon termination in the event of Employee’s death or disability, Employer shall pay to Employee’s estate or Employee all compensation, inclusive of unpaid bonus, earned through the date of death or the disability effective date, as per Section 3.1 and 3.2 above. Employee’s estate or Employee will have no right to any unvested benefits or any other compensation or payments except as stated in this paragraph and in Section 3.3,

     6. Termination By Employee. Employee may terminate Employee’s employment under this Agreement for any reason provided that Employee gives Employer at least thirty (30) days’ notice in writing. Employer may, at its option, accelerate such termination date to any date at least two weeks after Employee’s notice of termination. Employer may also, at its option, relieve Employee of all duties and authority after notice of termination has been provided. All compensation, payments and unvested benefits will cease on the termination date.

     7. Covenant Not To Solicit Employer’s Employees. During Employee’s employment by Employer and for a period expiring one (1) year after the termination of Employee’s employment for any reason, Employee covenants and agrees that Employee, without Employer’s written consent, will not:

               7.1 Hire, offer to hire, entice away or in any other manner persuade or attempt to persuade any officer, employee or agent of Employer or any of its affiliates to (a) alter or discontinue a relationship with Employer, or (b) to do any act that is inconsistent with the interests of Employer or any of its affiliates;

               7.2 Directly or indirectly solicit, divert, or in any other manner persuade or attempt to persuade any supplier of Employer or any of its affiliates to alter or discontinue its relationship with Employer or any of its affiliates.

     8. Confidential Information. Employee recognizes that Employer’s Business and continued success depend upon the use and protection of confidential and proprietary business information, including, without limitation, the information and technology developed by or available through licenses to Employer, to which Employee has access (all such information being “Confidential Information”). For purposes of this Agreement, the phrase “Confidential Information” includes, for Employer and its current or future subsidiaries and affiliates, without limitation, and whether or not specifically designated as confidential or proprietary: all business plans and marketing strategies; information concerning existing and prospective markets and customers; financial information; information concerning the development of new products and services; information concerning any personnel of Employer (including, without limitation, skills and compensation information); and technical and non-technical data related to software programs, designs, specifications, compilations, inventions, improvements, methods, processes, procedures and techniques; provided, however, that the phrase does not include information that (a) was lawfully in Employee’s possession prior to disclosure of such information by Employer; (b) was, or at any time becomes, available in the public domain other than through a violation of this Agreement; (c) is documented by Employee as having been developed by Employee outside the scope of Employee’s employment and independently; or (d) is furnished to Employee by a third party not under an obligation of confidentiality to Employer. Employee agrees that during Employee’s employment and after termination of employment irrespective of cause, Employee will use Confidential Information only for the benefit of Employer and will not directly or indirectly use or divulge, or permit others to use or divulge, any Confidential Information for any reason, except as authorized by Employer. Employee’s obligation under this Agreement is in addition to any obligations Employee has under state or federal law. Employee agrees to deliver to Employer immediately upon termination of Employee’s employment, or at any time Employer so requests, all tangible items containing any Confidential Information (including, without limitation, all memoranda, photographs, records, reports, manuals, drawings, blueprints, prototypes, notes taken by or provided to Employee, and any other documents or items of a confidential nature belonging to Employer) whether in hard copy, electronic, or other format, together with all copies of such material in Employee’s possession or control. Employee agrees that in the course of Employee’s employment with Employer, Employee will not violate in any way the rights that any entity has with regard to trade secrets or proprietary or confidential information. Employee’s obligations under this Section 8 are indefinite in term and shall survive the termination of this Agreement. However, Employee further understands that nothing in this Agreement prohibits Employee from reporting to any governmental authority information concerning possible violations of law or regulation and that Employee may disclose Confidential Information to a government official or to an attorney and use it in certain court proceedings without fear of prosecution or liability, provided Employee files any document containing Confidential Information under seal and does not disclose the Confidential Information, except pursuant to court order. Employee understands that in the event it is determined that the disclosure of Company trade secrets was not done in good faith pursuant to the above, Employee will be subject to substantial damages, including attorneys’ fees.

     9. Work Product and Copyrights. Employee agrees that all right, title and interest in and to the materials resulting from the performance of Employee’s duties at Employer and all copies thereof, including works in progress, in whatever media, (the “Work”), will be and remain in Employer upon their creation. Employee will mark all Work with Employer’s copyright or other proprietary notice as directed by Employer. Employee further agrees:

               9.1 To the extent that any portion of the Work constitutes a work protectable under the copyright laws of the United States (the “Copyright Law”), that all such Work will be considered a “work made for hire” as such term is used and defined in the Copyright Law, and that Employer will be considered the “author” of such portion of the Work and the sole and exclusive owner throughout the world of such copyright; and

               9.2 If any portion of the Work does not qualify as a “work made for hire” as such term is used and defined in the Copyright Law, that Employee hereby assigns and agrees to assign to Employer, without further consideration, all right, title and interest in and to such Work or in any such portion of such Work and any copyright in such Work and further agrees to execute and deliver to Employer, upon request, appropriate assignments of such Work and copyright in such Work and such other documents and instruments as Employer may request to fully and completely assign such Work and copyright in such Work to Employer, its successors or nominees, and that Employee appoints Employer as attorney-in-fact to execute and deliver any such documents on Employee’s behalf in the event Employee should fail or refuse to do so within a reasonable period following Employer’s request.

     10. Inventions and Patents. For purposes of this Agreement, “Inventions” includes, without limitation, information, inventions, contributions, improvements, ideas, or discoveries, whether protectable or not, and whether or not conceived or made during work hours. Employee agrees that all Inventions conceived or made by Employee during the period of employment with Employer belong to Employer, provided they grow out of Employee’s work with Employer or are related in some manner to the Business, including, without limitation, research and product development, and projected business of Employer or its affiliated companies. Accordingly, Employee will:

               10.1 Make adequate written records of such Inventions, which records will be Employer’s property;

               10.2 Assign to Employer, at its request, any rights Employee may have to such Inventions for the U.S. and all foreign countries;

               10.3 Waive and agree not to assert any moral rights Employee may have or acquire in any Inventions and agree to provide written waivers from time to time as requested by Employer; and

               10.4 Assist Employer (at Employer’s expense) in obtaining and maintaining patents or copyright registrations with respect to such Inventions. Employee understands and agrees that Employer or its designee will determine, in its sole and absolute discretion, whether an application for patent will be filed on any Invention that is the exclusive property of Employer, as set forth above, and whether such an application will be abandoned prior to issuance of a patent. Employer will pay to Employee, either during or after the term of this Agreement, the following amounts if Employee is sole inventor, or Employee’s proportionate share if Employee is joint inventor: $750 upon filing of the initial application for patent on such Invention; and $1,500 upon issuance of a patent resulting from such initial patent application, provided Employee is named as an inventor in the patent.

     Employee further agrees that Employee will promptly disclose in writing to Employer during the term of Employee’s employment and for one (1) year thereafter, all Inventions whether developed during the time of such employment or thereafter (whether or not Employer has rights in such Inventions) so that Employee’s rights and Employer’s rights in such Inventions can be determined. Employee represents and warrants that Employee has no Inventions, software, writings or other works of authorship useful to Employer in the normal course of the Business, which were conceived, made or written prior to the date of this Agreement and which are excluded from the operation of this Agreement.

     NOTICE: This Section 10 does not apply to Inventions for which no equipment, supplies, facility, or trade secret information of Employer was used and which was developed entirely on Employee’s own time, unless: (a) the Invention relates (i) directly to the business of Employer or (ii) to Employer’s actual or demonstrably anticipated research or development, or (b) the Invention results from any work performed by Employee for Employer.

     11. Remedies. Notwithstanding other provisions of this Agreement regarding dispute resolution, Employee agrees that Employee’s violation of any of Sections 7, 8, 9 or 10 of this Agreement would cause Employer irreparable harm which would not be adequately compensated by monetary damages and that an injunction may be granted by any court or courts having jurisdiction, restraining Employee from violation of the terms of this Agreement, upon any breach or threatened breach of Employee of the obligations set forth in any of Sections 7, 8, 9 or 10. The preceding sentence shall not be construed to limit Employer from any other relief or damages to which it may be entitled as a result of Employee’s breach of any provision of this Agreement, including Sections 7, 8, 9 or 10. Employee also agrees that a violation of any of Sections 7, 8, 9 or 10 would entitle Employer, in addition to all other remedies available at law or equity, to recover from Employee any and all funds, including, without limitation, wages, salary and profits, which will be held by Employee in constructive trust for Employer, received by Employee in connection with such violation.

     12. Dispute Resolution. Except for the right of Employer and Employee to seek injunctive relief in court, any controversy, claim or dispute of any type arising out of or relating to Employee’s employment or the provisions of this Agreement shall be resolved in accordance with this Section 12 regarding resolution of disputes, which will be the sole and exclusive procedure for the resolution of any disputes. This Agreement shall be enforced in accordance with the Federal Arbitration Act, the enforcement provisions of which are incorporated by this reference. Matters subject to these provisions include, without limitation, claims or disputes based on statute, contract, common law and tort and will include, for example, matters pertaining to termination, discrimination, harassment, compensation and benefits. Matters to be resolved under these procedures also include claims and disputes arising out of statutes such as the Fair Labor Standards Act, Title VII of the Civil Rights Act, the Age Discrimination in Employment Act, and all state laws related to employment. Nothing in this provision is intended to restrict Employee from submitting any matter to an administrative agency with jurisdiction over such matter.

               12.1 Mediation. Employer and Employee will make a good faith attempt to resolve any and all claims and disputes by submitting them to mediation before resorting to arbitration or any other dispute resolution procedure. The mediation of any claim or dispute must be conducted in Massachusetts in accordance with the then-current JAMS procedures for the resolution of employment disputes by mediation, by a mediator who has had both training and experience as a mediator of general employment and commercial matters. If the parties to this Agreement cannot agree on a mediator, then the mediator will be selected by JAMS in accordance with JAMS’ strike list method. Within thirty (30) days after the selection of the mediator, Employer and Employee and their respective attorneys will meet with the mediator for one mediation session of at least four hours. If the claim or dispute cannot be settled during such mediation session or mutually agreed continuation of the session, either Employer or Employee may give the mediator and the other party to the claim or dispute written notice declaring the end of the mediation process. All discussions connected with this mediation provision will be confidential and treated as compromise and settlement discussions. Nothing disclosed in such discussions, which is not independently discoverable, may be used for any purpose in any later proceeding. The mediator’s fees will be paid in equal portions by Employer and Employee, unless Employer agrees to pay all such fees.

               12.2 Arbitration. If any claim or dispute has not been resolved in accordance with Section 12.1, then the claim or dispute will be determined by arbitration in accordance with the then-current JAMS employment arbitration rules and procedures, except as modified herein, said arbitration to occur in Massachusetts. The arbitration will be conducted by a sole neutral arbitrator who has had both training and experience as an arbitrator of general employment and commercial matters and who is and for at least ten (10) years has been, a partner, a shareholder, or a member in a law firm. If Employer and Employee cannot agree on an arbitrator, then the arbitrator will be selected by JAMS in accordance with Rule 15 of the JAMS employment arbitration rules and procedures. No person who has served as a mediator under the mediation provision, however, may be selected as the arbitrator for the same claim or dispute. Reasonable discovery will be permitted and the arbitrator may decide any issue as to discovery. The arbitrator may decide any issue as to whether or as to the extent to which any dispute is subject to the dispute resolution provisions in Section 12 and the arbitrator may award any relief permitted by law. The arbitrator must base the arbitration award on the provisions of Section 12 and applicable law and must render the award in writing, including an explanation of the reasons for the award. Judgment upon the award may be entered by any court having jurisdiction of the matter, and the decision of the arbitrator will be final and binding. The statute of limitations applicable to the commencement of a lawsuit will apply to the commencement of an arbitration under Section 12.2. The arbitrator’s fees will be paid in equal portions by Employer and Employee, unless Employer agrees to pay all such fees.

     13. Fees Related to Dispute Resolution. Unless otherwise agreed, the prevailing party will be entitled to its costs and attorneys’ fees incurred in any litigation or dispute relating to the interpretation or enforcement of this Agreement.

     14. Disclosure. Employee agrees to reveal the terms of this Agreement as it relates to non-solicitation, confidentiality, inventions and patents and work product and copyrights to any future employer or potential employer of Employee and authorizes Employer, at its election, to make disclosure regarding said provisions.

     15. Representation of Employee. Employee represents and warrants to Employer that Employee is free to enter into this Agreement and has no contract, commitment, arrangement or understanding to or with any party that restrains or is in conflict with Employee’s performance of the covenants, services and duties provided for in this Agreement. Employee agrees to indemnify Employer and to hold it harmless against any and all liabilities or claims arising out of any unauthorized act or acts by Employee that, the foregoing representation and warranty to the contrary notwithstanding, are in violation, or constitute a breach, of any such contract, commitment, arrangement or understanding.

     16. Conditions of Employment. Employer’s obligations to Employee under this Agreement are conditioned upon Employee’s timely compliance with requirements of the United States immigration laws.

     17. Assignability. During Employee’s employment, this Agreement may not be assigned by either party without the written consent of the other. However, Employer may assign its rights and obligations under this Agreement without Employee’s consent to a successor by sale, merger or liquidation, if such successor carries on the Business substantially in the form in which it is being conducted at the time of the sale, merger or liquidation. This Agreement is binding upon Employee, Employee’s heirs, personal representatives and permitted assigns and on Employer, its successors and assigns.

     18. Notices. Any notices required or permitted to be given hereunder are sufficient if in writing and delivered by hand, by facsimile, by registered or certified mail, or by overnight courier, to Employee at [________], or to Employer at Trillium Therapeutics USA Inc. c/o Trillium Therapeutics Inc., 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9. Notices shall be deemed to have been given (i) upon delivery, if delivered by hand, (ii) seven days after mailing, if mailed, (iii) one business day after delivery, if delivered by courier, and (iv) one business day following receipt of an appropriate electronic confirmation, if by facsimile.

     19. Severability. If any provision of this Agreement or compliance by any of the parties with any provision of this Agreement constitutes a violation of any law, or is or becomes unenforceable or void, then such provision, to the extent only that it is in violation of law, unenforceable or void, shall be deemed modified to the extent necessary so that it is no longer in violation of law, unenforceable or void, and such provision will be enforced to the fullest extent permitted by law. The Parties shall engage in good faith negotiations to modify and replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces. If such modification is not possible, said provision, to the extent that it is in violation of law, unenforceable or void, shall be deemed severable from the remaining provisions of this Agreement, which provisions will remain binding on the parties.

     20. Waivers. No failure on the part of either party to exercise, and no delay in exercising, any right or remedy hereunder will operate as a waiver thereof; nor will any single or partial waiver of a breach of any provision of this Agreement operate or be construed as a waiver of any subsequent breach; nor will any single or partial exercise of any right or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right or remedy granted hereby or by law.

     21. Governing Law and Venue. Except as provided in Section 12 above, the validity, construction and performance of this Agreement shall be governed by the laws of the Commonwealth of Massachusetts without regard to the conflicts of law provisions of such laws. A court of competent jurisdiction in Massachusetts shall have exclusive jurisdiction and venue of any lawsuit arising from or relating to Employee’s employment with, or termination from, Employer, or arising from or relating to this Agreement. Employee and Employer consent to such venue and personal jurisdiction.

     22. 409A Savings Clause. The parties intend that payments or benefits payable under this Agreement not be subject to the additional tax imposed pursuant to Section 409A of the Code (“Section 409A”), and the provisions of this Agreement shall be construed and administered in accordance with such intent. To the extent such potential payments or benefits could become subject to Section 409A, the parties shall cooperate to amend this Agreement with the goal of giving Executive the economic benefits described herein in a manner that does not result in such tax being imposed. If the parties are unable to agree on a mutually acceptable amendment, the Company may, without Executive’s consent and in such manner as it deems appropriate or desirable, amend or modify this Agreement or delay the payment of any amounts hereunder to the minimum extent necessary to meet the requirements of Section 409A.

     23. Counterparts. This agreement may be executed in counterpart in different places, at different times and on different dates, and in that case all executed counterparts taken together collectively constitute a single binding agreement.

     24. Costs and Fees Related to Negotiation and Execution of Agreement. Each Party Shall be responsible for the payment of its own costs and expenses, including legal fees and expenses, in connection with the negotiation and execution of this Agreement. Neither Party will be liable for the payment of any commissions or compensation in the nature of finders' fees or brokers' fees, gratuity or other similar thing or amount in consideration of the other Party entering into this Agreement to any broker, agent or third party acting on behalf of the other Party.

     25. Entire Agreement. This instrument contains the entire agreement of the parties with respect to the relationship between Employee and Employer and supersedes all prior agreements and understandings, and there are no other representations or agreements other than as stated in this Agreement related to the terms and conditions of Employee’s employment. This Agreement may be changed only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought, and any such modification will be signed by the CEO of Employer.

     IN WITNESS WHEREOF, the parties have duly signed and delivered this Agreement as of the day and year first above written.

EMPLOYER

By /s/ Niclas Stiernholm

Title: Chief Executive Officer

EMPLOYEE

/s/ Yaping Shou

Print Name: Yaping Shou

EXHIBIT A

INITIAL DUTIES AND RESPONSIBILITIES

Chief Medical Officer

JOB SUMMARY:

The Chief Medical Officer is a key member of the senior management team providing medical expertise in the decisions affecting the company’s clinical development programs in support of Trillium’s corporate goals. The Chief Medical Officer will oversee the Company’s team of clinical, medical and regulatory staff, consultants and advisors. The position involves regular written and verbal summaries of findings and communication to the executive team. This position reports to the Chief Executive Officer.

MAJOR RESPONSIBILITIES:

  Providing leadership and ongoing perspective to the company’s clinical development strategy. Assume overall responsibility for Trillium’s clinical development programs. More specifically, manage all aspects of clinical development, including: indication strategy, the design and conduct of clinical trials, the selection of clinical trial sites, the selection and training of physicians, the selection and management of CROs and the oversight, analysis and interpretation of clinical data.
  Leading interactions with Health Authorities worldwide throughout the clinical development continuum through registration, negotiating all aspects of regulatory implications on development protocols to ensure successful outcomes.
  Lead the design and execution of all SIRPaFc clinical trials
  Build and lead with a hands-on approach the clinical and medical organization and development pipeline
  Build and maintain relationships with KOLs, hospitals, clinical sites, CROs and partners.
  Serve as lead representative in clinical development and medical strategy areas both internally and externally (e.g. CROs, KOLs, Board of Directors, financial analyst community and investors).
  Responsible for the design and authorship of study protocols and interpretation of clinical study data.
  Design and implement safety strategies for clinical studies, including regular review of safety data and responses to safety issues.
  Lead and author clinical sections of global regulatory submissions. Participate in meetings with healthcare and regulatory authorities.
  Executing the existing clinical programs to support approval, and additional ongoing trials in earlier stages of development.
  Providing medical review, assessment and interpretation of all clinical data reported in clinical study reports to ensure that the data are presented with the appropriate medical interpretation.

  Responsible for Trillium meeting all of its clinical and regulatory milestones, working closely with Trillium’s senior R&D and executive team, regulatory affairs, and consultants to assure timely filing of all clinical applications.
  Assist in defining corporate strategy with respect to technology, clinical, regulatory and medical strategy.
  Represent Trillium’s clinical data and strategy with potential strategic partners and licensors and participate in due diligence activities as required.
  Maintain understanding of competitor programs and clinical developments in relevant therapeutic areas and engage KOLs and consultants as required.
  Actively assist in business development activities including seeking product and/or technology alliances with appropriate pharmaceutical company partners to enhance/expedite the development of the company’s assets.
  Assist with communication of clinical development plans to potential and existing investors.
  Recruiting, supervising, and mentoring all direct reports. Attract, retain, and provide leadership and mentorship to a top-notch clinical development team.
  Ensure adherence to FDA, HC, and pertinent clinical and regulatory standards.
  Perform medical monitoring and reporting for all clinical activities.
  Review analysis and documentation of clinical results.
  Work effectively with the R&D team in supporting corporate goals.
  Plan and budget all clinical and regulatory activities.
  Monitor competitive clinical and regulatory activity and developments.
  Reporting and presentation of program and data to internal and external supervisory and ethics boards, regulatory bodies, third party collaborators, and the scientific community.
  Conduct critical analysis of potential market opportunities from a clinical standpoint and be able to communicate such analysis.
  Keep abreast of the competitive landscape and assist with the conduct of due diligence on competitive and complementary technologies/products.

MINIMUM QUALIFICATIONS:

Technical Knowledge/Experience

  An M.D. or M.D./Ph.D. with strong leadership skills and proven biopharmaceutical industry experience in leading clinical development for preferably both early and mid-late stage therapeutic programs in oncology. A record of accomplishment including developing, planning, designing, and executing clinical studies leading to the successful registration of therapeutics.
  Medical degree (MD) required with a minimum of 10+ years of pharmaceutical industry experience. Training and experience in oncology is highly preferred.
  Demonstrated scientific accomplishment; well versed in current technology.
  Marked proficiency in clinical/medical writing and verbal communication.
  Demonstrated track record of managing and working as part of a cross- functional team.
  Experience across the drug development process, including clinical and non-clinical study design and execution.
  Experience in late-stage programs (Phase II/III/Pivotal) strongly preferred.
  Thorough understanding of the drug development process and experience in clinical operations.
  Experience in regulatory submissions to the FDA and other regulatory agencies including interaction with these agencies on novel trial designs and new indications. Ideally, the candidate will have successful NDA &/or BLA submissions and approvals in an oncology indication.
  Excellent interpersonal and communication skills with ability to relate to both internal and external stakeholders. Ability to develop strong positive relationships with senior management and Board of Directors. Provide leadership and guidance to high functioning clinical and regulatory team.
  Experience presenting to a wide variety of audiences including internal teams, Board of Directors, investors, medical, and scientific communities.
  Highly developed understanding of the external market place and scientific literature to identify long-term benefits for unmet patients’ needs.
  Strong management skills including a history and reputation for leading others to success.
  Comprehensive understanding of clinical regulatory requirements, and knowledge of all relevant guidelines
  Ability to work in a small biotech company environment, interact across multiple disciplines, and manage outside consultants

Behavioral

  Talented drug developer with patient focus, passionate, high energy and willingness to adapt.
  Commercial and regulatory understanding in the application of translational medicine.
  Fast and rigorous problem solving.
  Effective communication (oral and written).
  Results oriented and ability to effectively delegate.
  Detail orientated.
  Highly organized.
  Direct and motivate with influence.

WORKING CONDITIONS:

  Ability to work independently
  Regular biweekly travel to Toronto office, industry events and meetings with stakeholders is expected